PINGIFY INTERNATIONAL INC.
  Suite 2020 (Scotia Place, Tower 1), 10060 Jasper Ave. Edmonton, AB, T5J 1V9.
                    Telephone (780)628-6867 Fax (780)669-5859
--------------------------------------------------------------------------------

                                                                  April 11, 2012

Jan Woo, Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Pingify International Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed April 5, 2012
    File No. 333-179505

Dear Ms. Woo:

This letter shall serve as the request of Pingify International Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Friday, April 13, 2012, 4:30PM EST, or the soonest practicable date thereafter. Please disregard our previous request for acceleration filed on April 5, 2012. We affirm that no shares have been sold pursuant to the Offering. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Jason Gray
-------------------------------
Jason Gray
President & Director
CEO & Director